Crestwood Midstream Partners LP

700 Louisiana Street, Suite 2550

Houston, Texas 77002

April 12, 2016

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Crestwood Midstream Partners LP

Registration Statement on Form S-4

Filed March 7, 2016

File No. 333-210000

Ladies and Gentlemen:

Set forth below are the responses of Crestwood Midstream Partners LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 6, 2016, with respect to Registration Statement on Form S-4 , File No. 333-210000, filed with the Commission on March 7, 2016 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement on Form S-4 unless otherwise specified.

Risk Factors

Risks Related to the Notes

“We may not be able to generate sufficient cash flow to meet our debt obligations...,” page 12

1.	We note your disclosure regarding general cash flow variances which may affect your ability to meet your debt obligations. Please tell us what consideration you gave to disclosing more specific cash flow and customer credit concerns in view of the fact that Quicksilver Resources Inc. recently filed for bankruptcy protection and the status of your current and future services to Quicksilver and the Barnett Shale operations remain uncertain; or advise if you do not believe that more specific disclosure is required.

Securities and Exchange Commission

April 12, 2016

RESPONSE: We acknowledge the Staff’s comment. On April 11, 2016, we filed a Current Report on Form 8-K announcing that the Company entered into new, long-term commercial agreements with BlueStone Natural Resources II, LLC (“BlueStone”) to gather and process natural gas across the Company’s Alliance, Lake Arlington and Cowtown systems in the Barnett Shale. It also indicates that BlueStone closed the acquisition of the Barnett Shale assets owned by Quicksilver Resources Inc. (“Quicksilver”) on April 6, 2016 and withdrew its motion to reject Crestwood’s legacy gathering agreements related to its Barnett Shale assets. As a result of the items mentioned in the Form 8-K, we no longer have specific cash flow and customer credit concerns related to Quicksilver and its related bankruptcy proceedings, as we will no longer provide future services to Quicksilver as a part of our Barnett Shale operations.

Incorporation by Reference of Certain Documents, page 89

2.	We note that you have incorporated by reference the filings made by Crestwood Midstream Partners LP under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. Please provide us with your analysis as to the eligibility of the company to incorporate by reference into the Form S-4, or revise your disclosure accordingly. In this regard, we refer you to General Instruction B.1 to Form S-4.

RESPONSE: Under Form S-4, in order to utilize Items 10 and 11 of that Form, and thereby incorporate certain information by reference, a registrant must (i) meet the requirements of General Instruction I.A. of Form S-3 (the “Registrant Requirements”), and (ii) satisfy one of three separate requirements, such as the requirement that the registrant is a majority-owned subsidiary and that one of the conditions of General Instruction I.C. of Form S-3 is met (the “Transaction Requirements”). As explained below, the Company believes it satisfies both the Registrant Requirements and the Transaction Requirements and is therefore entitled to rely upon incorporation by reference as permitted in Item 10 and 11 of Form S-4.

Registrant Requirements

As required under General Instruction I.A.1. of Form S-3, the Company is organized under the laws of a state of the United States (Delaware) and has its principal business operations within the United States. General Instruction I.A.2. of Form S-3 also states that the registrant must (i) have a class of securities registered under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”), (ii) have a class of equity securities registered pursuant to Section 12(g) of the Exchange Act or (iii) be required to file reports pursuant to Section 15(d) of the Exchange Act. The Company does not have a class of securities registered under Sections 12(b) or 12(g) of the Exchange Act; however, the Company is required to file reports in accordance with Section 15(d) of the Exchange Act.

As required by General Instruction I.A.3. of Form S-3, the Company has been subject to the requirements of Section 12 or Section 15(d) of the Exchange Act and has filed in a timely manner all reports required to be filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act during the twelve calendar months and the portion of the current month immediately preceding the filing of the Registration Statement. The Company has not relied upon Rule 12b-25(b) under Exchange Act.

Securities and Exchange Commission

April 12, 2016

Pursuant to General Instruction I.A.4. of Form S-3, neither the Company nor any of its consolidated or unconsolidated subsidiaries have, since the end of the last fiscal year for which certified financial statements of the Company and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act: (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long term leases, which defaults in the aggregate are material to the financial position of the Company and its consolidated and unconsolidated subsidiaries, taken as a whole.

In addition, pursuant to General Instruction I.A.7. of Form S-3, the Company has filed with the Commission all required electronic filings submitted electronically to the Commission and posted on its corporate web site all Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the twelve calendar months and the portion of the month immediately preceding the filing of the Registration Statement.

Consequently, the Company believes it meets the Registrant Requirements.

Transaction Requirements

In addition to the Registrant Requirements, pursuant to General Instruction B.1.a.ii. of Form S-4, the registrant must also satisfy one of three additional conditions. One of these conditions is that (i) the registrant is a majority-owned subsidiary and (ii) one of the conditions of General Instruction I.C. of Form S-3 is met. The Company satisfies these conditions as it is the wholly-owned subsidiary of Crestwood Equity Partners LP (“CEQP”), and it meets one of the conditions of I.C of Form S-3.

General Instruction I.C.1 to Form S-3 requires the registrant-subsidiary itself to meet the Registrant Requirements and one of the Transaction Requirements of General Instruction B to Form S-3. As discussed above, the Company satisfies the Registrant Requirements of Form S-3. In addition, the Company is the wholly-owned subsidiary of CEQP, a well-known seasoned issuer (“WKSI”), thereby satisfying Transaction Requirement B.2.iii. of Form S-3. In accordance with Rule 405 of the Securities Act, CEQP qualifies as a WKSI because: (i) it meets the Registrant Requirements of Form S-3, (ii) it had a worldwide market value of its outstanding voting and non-voting common units representing limited partner interests held by non-affiliates of $700 million or more within 60 days of its eligibility determination date and (iii) it is not an ineligible issuer. As of January 4, 2016 (which was within 60 days of the eligibility determination date, i.e., the filing of the Annual Report on Form 10-K for the year ended December 31, 2015), approximately $1.0 billion of CEQP’s common units were held by non-affiliates.

As a result, we believe the Company is eligible to utilize Items 10 and 11 of Form S-4 and rely on incorporation by reference to the extent provided therein.

Securities and Exchange Commission

April 12, 2016

Item 21.	Exhibits and Financial Statement Schedules

Exhibit 5.1

3.	We note that the opinion is limited to the laws of Delaware and New York; however, several of the guarantors identified in Annex A to the opinion letter appear to be organized under the laws of Texas. To provide the binding obligation opinion for the guarantors organized in Texas, an opinion must also consider the laws of Texas. Please revise. For guidance, refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

RESPONSE: We acknowledge the Staff’s comment and have filed a revised opinion of Vinson & Elkins L.L.P. as Exhibit 5.1 to include the laws of the State of Texas.

4.	Annex A appears to exclude certain guarantors identified in the registration statement (e.g. Crestwood Operations LLC, Crestwood Sales & Service Inc., Crestwood Services LLC, Crestwood Transportation LLC, and Crestwood West Coast LLC). Additionally, we note inconsistent references between the registration statement and Annex A to the opinion letter involving Central New York Oil and Gas Company, L.L.C. and Stagecoach Pipeline & Storage Company LLC, the apparent successor entity. Please advise or have counsel revise its opinion letter accordingly.

RESPONSE: We acknowledge the Staff’s comment and have filed the revised opinion of Vinson & Elkins L.L.P. as Exhibit 5.1, which includes a corrected list of guarantors as Annex A.

The company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Securities and Exchange Commission

April 12, 2016

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

CRESTWOOD MIDSTREAM PARTNERS LP

By:	/s/ Robert T. Halpin
Name:	Robert T. Halpin
Title:	Senior Vice President and Chief Financial Officer

Enclosures

cc:	Gillian Hobson, Vinson & Elkins